January 19, 2016
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Office of Consumer Products
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Chefs’ Warehouse, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2014
Filed March 11, 2015
Form 10-Q for the Quarterly Period Ended September 25, 2015
Filed November 4, 2015
File No. 001-35249

Dear Ms. Thompson:

On behalf of The Chefs’ Warehouse Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 26, 2014 filed with the Commission on March 11, 2015 (the “Form 10-K”) and to the Company’s Form 10-Q for the Quarterly Period Ended September 25, 2015 filed with the Commission on November 4, 2015 (the “Form 10-Q”) contained in your letter dated December 16, 2015 (the “Comment Letter”), I am submitting this letter containing responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response.

Form 10-K for the Fiscal Year Ended December 26, 2014

Item 6. Selected Financial Data, page 31

1.
Please revise future filings to include a discussion of business combinations that have materially affected the comparability of the information included in selected financial data as required by Instruction 2 to Item 301 of Regulation S-K.

In future filings the Company will add a cross-reference within its Selected Financial Data to the discussion of key acquisitions, if any, that is included in the MD&A section of our Form 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 33

2.
We note your disclosure in multiple sections of your Form 10-K regarding your direct-to- consumer business, such as the Overview section on page 33 and within the Seasonality section on page 44.  Please tell us whether the revenues and costs associated with this business are material to an understanding of your results of operations and if this business exhibits similar or different growth, margin, and other economic characteristics as compared to your primary distribution business.  Please also tell us how you considered this business from an MD&A disclosure perspective. Refer to Item 303(A)(3) of Regulation S-K.

The Company’s direct-to-consumer net sales for fiscal 2014 were $22.1 million with related cost of sales of approximately $16.9 million, representing 2.6% of consolidated sales and 2.7% of consolidated cost of sales, respectively.  In regard to growth and margin characteristics, the direct to consumer business is currently similar to our wholesale business.  The primary difference compared to our wholesale business is that the primary sales channel is through catalog marketing and internet sales versus our wholesale business which is marketed through sales representatives.  In addition, direct to consumer products are shipped via third party carriers compared to our wholesale business which is primarily delivered on our own delivery trucks.  Based on the immateriality of the operations, we have not broken out the direct-to-consumer business separately within our MD&A disclosure.  If the direct-to-consumer business expands and becomes a material portion of our overall business, we will expand our disclosures appropriately.

Fiscal Year Ended December 26, 2014 compared to Fiscal Year Ended December 27, 2013
Net Sales, page 38

3.
In your analysis, you often attribute changes in your results of operations to a combination of several factors.  For example, you disclose that net sales increased 24.2% due to organic sales growth and the acquisitions of Euro Gourmet, Allen Brothers and Qzina.  In future filings, when you list multiple factors that contribute to changes in your results of operations, please quantify, if possible, the impact of each material factor that you discuss to provide investors with better insight into the underlying reasons behind such changes.  Refer to Item 303(a)(3) of Regulation S-K, Section III.D of Release No. 33-6835.  Please tell us what this disclosure will look like.

In future filings, when the Company lists multiple factors that contribute to changes in its results of operations, the Company will quantify, if possible, the impact of each material factor that is discussed to provide investors with better insight into the underlying reasons behind such changes. The disclosure will delineate, with greater granularity, the relationship between each listed factor and the corresponding change in the Company’s results of operations.

The following is an example of future disclosure to expand our existing disclosure to capture material factors discussed in the MD&A.  “Net sales increased 24.2% due to organic growth (9.5%), the acquisition of Allen Brothers (11.4%) and the acquisitions of Euro Gourmet and Qzina (3.3%).”

4.
We note your quantification on pages 38 and 39 of your Form 10-K, as well as on page 19 of your Form 10-Q for the quarterly period ended September 25, 2015, of the negative impact of severe weather on your net sales.  To the extent you continue to include similar quantification of severe weather in future filings please also disclose how you quantified the impact.

The Company acknowledges the Staff’s comment. To the extent that the Company continues to include similar quantification of severe weather in future filings, the Company will include the requested disclosure in such filings.

Liquidity and Capital Resources, page 40

5.
We note your disclosure in Note 10 to your Consolidated Financial Statements that you are in compliance with all financial covenants under your debt instruments.  To ensure clarity, in future filings please include such disclosure here as well.

The Company acknowledges the Staff’s comment and will include the requested disclosure in future filings.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income, page 48

6.
We note your disclosure of the number of weighted average common shares outstanding for fiscal 2014.  Please explain to us why the 24.6 million shares used to calculate basic EPS is smaller than the number of shares outstanding at the beginning of the fiscal year minus all reductions to shares outstanding that occurred during the fiscal year as reflected in your statement of changes in stockholders’ equity.

The number of shares issued and outstanding as of December 26, 2014 includes approximately 394,000 of restricted stock awards to employees that were recorded at par value but vest upon either the passage of time or upon the Company achieving certain performance goals.  As of the end of fiscal 2014, certain time based shares remain unvested and the performance goals had not been achieved and thus the shares had not vested, as such, these shares are not included in the weighted average shares outstanding for basic EPS purposes in accordance with ASC 260-10-45-48.  The issuance of these performance based equity awards is more fully described in footnote 11 to the financial statements.

Notes to Consolidated Financial Statements

Note 1 –  Operations and Basis of Presentation, page 51

7.
We note the disclosure of the primary geographic markets you serve on page 8, and we note that several markets are in Canada.  Please tell us where you have made the disclosures required by ASC 280-10-50-41.  If the revenue from Canadian customers or the long-lived assets located in Canada were not material during the years presented, explain this to us in detail.

The Company’s Canadian operations were acquired as part of its acquisition of Qzina Specialty Foods North America Inc. in May of 2013.  For these Canadian operations, net sales were $17.1 million in fiscal 2014 (2.0% of consolidated net sales) and long-term assets were $3.0 million at the close of fiscal 2014 (1.6% of consolidated long-term assets).  As such, they were deemed immaterial and therefore have not been broken out in a geographic segmentation disclosure.

Note 2 –  Summary of Significant Accounting Policies, page 51

8.
We note your disclosure that you classify “protein processing costs” within operating expenses.  If these costs are material, please tell us in detail what these costs represent and how you determined they should be classified as operating expenses.  If these costs are necessary to bring your inventory to the condition in which it is sold, tell us how you considered whether these costs should be classified as inventory and/or cost of sales. Examples of the types of costs classified as protein processing costs may assist our understanding.

Protein processing costs primarily represent the costs to cut and package meat products for sale to the Company’s customer base.  Protein processing costs were approximately $6.8 million in fiscal 2014. The majority of the Company’s protein products are sold “box-in, box-out” and approximately 10% of consolidated sales are further processed whereby cases of boxed beef are further cut into individual steaks and repackaged.  The processing for those sales includes cutting a bulk piece of meat to order and packing the product for shipment.  These costs are incurred immediately prior to shipment and no inventory of pre-cut meat is held on hand except our B2C business, for which we inventory cut product.  At the end of fiscal 2014 the Company had approximately $5.8 million of pre-cut meat inventory on hand.  This inventory value includes approximately $1.2 million of capitalized processing costs.  Based upon the short amount of time between processing and shipment and the relatively small amount of consolidated sales that include processing costs, the Company’s accounting policy around processing costs has been to capitalize them into inventory at period end and include these costs as an element of operating expenses.  The following is an example of future disclosure regarding protein processing costs. “Operating expenses include the costs of facilities, product shipping and handling costs, warehousing costs, protein processing costs, selling and general administrative activities. Protein processing costs included in operating expenses were $6.8 million, $2.7 million and $0.8 million for fiscal 2014, 2013 and 2012, respectively.”

9.
It appears that you classify shipping and handling costs within operating expenses.  If our assumption is correct, please tell us how you considered quantifying the amount of such costs as required by ASC 605-45-50-2.

Shipping and handling costs in fiscal 2014 were $47.3 million (5.7% of net sales).  The Company has disclosed in prior filings that these costs are included in operating expenses within our statement of operations and will again include this quantitative disclosure of shipping and handling costs in future filings. The following is an example of future disclosure regarding shipping and handling costs. “Operating expenses include the costs of facilities, product shipping and handling costs, warehousing costs, protein processing costs, selling and general administrative activities. Shipping and handling costs included in operating expenses were $47.2 million, $36.4 million and $27.5 million for fiscal 2014, 2013 and 2012, respectively.”

Note 16 –  Commitments and Contingencies

Legal Contingencies, page 65

10.
You disclose that you have identified certain other legal matters where you believe an unfavorable outcome is reasonably possible.  Please tell us whether your disclosure in the remainder of that paragraph is intended to convey that you do not believe there is a reasonably possibility of material loss or loss in excess of the amount you have accrued.

If not, please tell us how you have complied with ASC 450-20-50-3 through 50-5.

The Company confirms that the disclosure in the remainder of the paragraph in question is intended to confirm that we do not believe that there is a reasonable possibility of material loss or loss in excess of the amount that the Company has accrued. This will be clarified in future filings.

Form 10-Q for the Quarterly Period Ended September 25, 2015

Item 1. Condensed Consolidated Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements

Note 3. Fair Value Measurements; Fair Value of Financial Instruments

Fair Value of Financial Instruments, page 10

11.
You disclose that the carrying amount of your senior secured notes, convertiblesubordinated notes, capital leases and software financing arrangements at September 25, 2015 and December 26, 2014 approximate fair value as the interest rate you obtained approximates the prevailing interest rates for similar products.  In addition to interest rates, please tell us what other inputs to your fair value measurements of the material aforementioned financial instruments are significant to your estimate of their fair value. In this regard, we note you issued convertible subordinated notes during the period ended September 25, 2015.  Additionally, please tell us how you complied with the requirements of ASC 825-10-50-10, including disclosing the level of the fair value hierarchy within which the fair value measurements are categorized.

The Company estimates the fair value of its senior secured notes, convertible subordinated notes, capital leases and software financing arrangements based on changes in the market rates of interest and any changes in the financial status and creditworthiness of the Company.  During the second quarter of the Company’s fiscal 2015, the Company issued convertible subordinated notes as part of its acquisition of Del Monte Capital Meat Co. These notes were issued in an arm’s length transaction and were recorded at fair value at the date of acquisition.  Based upon the short-time between the transaction and the end of the Company’s third quarter of fiscal 2015, the Company determined that the fair value of the convertible subordinated notes continued to approximate its book value.  The Company will include disclosure of the level of fair value hierarchy that these items are measured under in future filings. For future filings, the Company will expand the inputs it utilizes in its fair value measurements to include the market price of its common stock, estimates of the stock’s volatility and the prevailing risk free interest rate to value the conversion feature of the convertible subordinated notes. The Company will also expand its disclosure in future filings to identify the level of the fair value hierarchy that these items are measured under.

Item 2. Management’s Discuss ion and Analysis of Financial Condition and Results of Operations

Liquidity, page 23

12.
Please revise future filings to provide management’s insight into the underlying reasons for changes in your cash flows from operations and to better explain the variability in these cash flows, particularly as it relates to your working capital, rather than merely reciting the information seen on the face of your cash flow statement.  Refer to Section IV of our Release 33-8350.

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings to provide more insight into the causes of changes in operating cash flows, particularly as it relates to working capital.

The Company respectfully advises the Staff that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 19, 2016

I hope that the foregoing responses have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please contact me at (203) 894-1345 or by email at AAldous@chefswarehouse.com.

Sincerely,

THE CHEFS’ WAREHOUSE, INC.

By:	/s/ Alexandros Aldous
Name:	Alexandros Aldous
Title:	General Counsel and Corporate Secretary

Cc:	John Austin, Chief Financial Officer

Richard B. Alsop, Shearman & Sterling LLP